Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center on Charter’s website.

Website News

Charter Out To Prove It's The "Anti" Comcast In Play For Time Warner Cable
Originally appeared in Times Union
By: Larry Rulison
August 8, 2015
http://www.timesunion.com/tuplus-business/article/Charter-out-to-prove-it-s-the-anti-Comcast-in-6433316.php

Charter Communications is trying to impress you.

The Fairfield, Conn., cable TV company wants to buy Time Warner Cable in a $55 billion deal, and it's leaving nothing to chance.

Want faster Internet at a cheaper price? Done.

Want better customer service? Done.

Want no limits on how many movies you download from Netflix? Done.

"The truth is that Charter sees real benefits from that," Charter spokesman Justin Venech says. "It's a strategy that we've been following for a while now."

The concept of giving consumers what they really want may seem foreign to cable TV subscribers in the Capital Region. After all, beyond Time Warner, there is little competition for cable TV and high-speed Internet services locally. That means no price wars like there are for virtually every other consumer product, from pizza to cellphones and cars.

But if Charter's acquisition does get government regulatory approval - Time Warner Cable said last week it hopes it can happen by the end of this year - local cable TV consumers should at the very least be pleasantly surprised with Charter's pricing.

New Time Warner Cable customers today pay $34.99 for the company's introductory "standard" Internet service, which offers download speeds of up to 15 megabits per second - well below the 25 megabits per second speeds that the federal government defines as "broadband" high-speed Internet service.

In order for Time Warner customers to upgrade to 50 megabits per second, which is much better for watching streaming video on multiple devices in the home, the cost jumps to $64.99 a month.

Charter, which has a much more simplified plan menu than other cable companies, has taken a different approach with its Internet service. Its standard introductory plan has download speeds of 60 megabits per second service and costs $39.99 a month. That's $300 less a year than Time Warner's comparable plan. It's also cheaper than the plan for 50 megabits per second offered through Verizon's FiOS service at $54.99 a month with a two-year contract, although FiOS has never been a viable alternative to Time Warner Cable since it's unavailable to the majority of local residents.

"We believe our packaging and our policies are more attractive and that customers will benefit from our pro-consumer and pro-broadband business model with straight-forward nationally uniform pricing, no modem fees, no contracts, no data caps, and no usage based-pricing," Venech said.

Whether Charter will be able to introduce its pro-consumer model in the Capital Region and the rest of upstate New York remains to be seen. In addition to approval by the Federal Communications Commission, the deal must be OK'd by the state Public Service Commission in Albany, which oversees utility service in New York. That process didn't go very smoothly for Comcast Corp., which abandoned its own $45 billion deal for Time Warner in April after the FCC revealed major concerns about how the deal would impact Internet competition in the United States.

Charter's play for Time Warner Cable appears to have been crafted to succeed where Comcast failed.

And from the very beginning, Charter has received a much better reception from consumer groups than Comcast did.

Charter has vowed to spend lavishly to expand Time Warner's existing broadband Internet network while lowering rates and increasing download speeds - none of which Comcast would specifically promise.

Charter has also vowed to improve customer service by adding new jobs - and keeping Time Warner Cable News - another promise Comcast wouldn't make.

Despite that, Venech, the Charter spokesman, said the company is not trying to position itself as the "anti" Comcast.

Rather, it's just Charter being Charter, a relatively up-and-coming cable company with 6.2 million customers, compared to the 15.2 million customers of Time Warner Cable, 2.6 million of those in New York state.

Charter's aggressive pro-consumer turn started under CEO Thomas Rutledge, who has led the company since 2012. Realizing that the marketplace was changing and that customers were no longer interested in expensive bundles of TV and Internet, Rutledge has sought to adapt.

One of the biggest, and most expensive, moves Rutledge led was the conversion of Charter's TV service to an all-digital network, freeing up space for high-speed Internet service. The transition usually leads to a lot of customer disruption since people don't like to change their set-top boxes or have their channels moved on the guide. Because of that, other cable companies have made the switch more slowly. But Rutledge believes he made the right decision.

"It ultimately benefits the consumer to have that all-digital product because it frees up our network to increase the data speeds and it frees up our network to put on more HD channels," Rutldege told analysts during a May 1 conference call.

Charter's focus on consumer-friendly Internet policies appears to be a good thing, especially in New York.

Staff at the Public Service Commission in Albany were extremely concerned about Comcast's plans for Internet expansion in the state and how much it would charge customers, according to documents obtained by the Times Union through the Freedom of Information Law.

The documents, many of which were heavily redacted over commercial privacy concerns, reveal that Comcast would not commit to any upgrades to Time Warner's Internet network. PSC staff later told commissioners that it was likely Comcast would raise cable TV and Internet rates in New York. Staff also suggested that Comcast be required to spend $50 million expanding Time Warner's Internet network to under-served areas of New York state as a condition of the merger, a requirement that Comcast called unfair.

Charter appears to have learned from Comcast's lack of promises to regulators. In its application to the PSC, Charter specifically promises one million expansion projects across its new territory in 41 states.

Although Charter doesn't specify how much that expansion would cost, it could easily cost Charter between $2 billion and $4 billion, depending on the size of the projects. It costs about $20,000 to extend a fiber-optic network a mile in rural areas because of the expense of burying fiber optic cable or stringing it along utility poles. It is unclear how much Charter would spend in New York, which would become one of its largest markets with 10 percent of its customer base.

Charter has also gone beyond Comcast in promising that it would not only preserve jobs in states like New York but also add jobs that had been outsourced in the past.

Documents obtained by the Times Union from the PSC's Comcast review show that Time Warner Cable has roughly 1,400 employees in the Capital Region, solid middle-class jobs in several sales and customer service centers. The local TWC News office on Watervliet Avenue Extension in Albany, which serves as a hub for TWC News' upstate operations, employs 135. Staff at the PSC had expected Comcast, which was larger than Time Warner Cable and had its own existing call centers, to look at possible closure of upstate New York facilities, which may have resulted in the loss of hundreds of local jobs.

Charter, however, says it will add jobs, although it won't commit to any specific numbers in upstate New York.

"Charter is a small company, so when the time comes we're going to be depending on the existing Time Warner Cable workforce to serve their customers," Venech said.

Even if Charter's proposal appears to be pro-consumer on the surface, the PSC is still vowing a tough review and won't go easy on Charter, which today only serves about 40,000 customers in New York, including 9,000 in Columbia and Rensselaer counties.

The commission is expecting to take action before the end of the year with a final order to be issued within five days of the Commission's Dec. 17 session, a PSC spokesman said Friday.

"Given the critical importance of allowing public input in the review process, in addition to its own investigation and analysis, the commission will consider holding regional forums and public hearings to solicit public input on the proposed transaction," PSC spokesman James Denn said…

Click here to read the full article. [http://www.timesunion.com/tuplus-business/article/Charter-out-to-prove-it-s-the-anti-Comcast-in-6433316.php]

Posted on August 10, 2015 in News

###

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.